                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            Brown-Forman Corporation
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                 CLASS A COMMON STOCK, PAR VALUE $.15 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.15 PER SHARE
                        (Title of Classes of Securities)

                       CLASS A COMMON STOCK, 115637 10 0
                       CLASS B COMMON STOCK, 115637 20 9
                    (CUSIP Number of Classes of Securities)

             MICHAEL B. CRUTCHER                              WITH A COPY TO:
            SENIOR VICE PRESIDENT                            ERNEST W. WILLIAMS
        GENERAL COUNSEL AND SECRETARY                    OGDEN NEWELL & WELCH PLLC
           BROWN-FORMAN CORPORATION                            1700 PNC PLAZA
              850 DIXIE HIGHWAY                          500 WEST JEFFERSON STREET
          LOUISVILLE, KENTUCKY 40210                  LOUISVILLE, KENTUCKY 40202-2874
                (502) 585-1100                                 (502) 582-1601
     (Name, Address and Telephone Number
 of Person Authorized to Receive Notices and
  Communications on Behalf of Filing Person)

                                February 4, 2003
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           Calculation of Filing Fee

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
            TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
---------------------------------------------------------------------------------------------
$605,900,000                                                     $55,742.80
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

* For the purpose of calculating the filing fee only, this amount is based on the purchase of 1,500,000 shares of Class A Common Stock and 6,800,000 shares of Class B Common Stock at the maximum tender offer price of $73.00 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: -------------
   Filing Party: -----------------------
Form or Registration No.: --------------
Date Filed: ----------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Issuer Tender Offer Statement on Schedule TO is filed by Brown-Forman Corporation, a Delaware corporation (the "Company"), in connection with its offer to purchase up to 1,500,000 shares of its Class A Common Stock, par value $.15 per share ("Class A Shares"), and up to 6,800,000 shares of its Class B Common Stock, par value $.15 per share ("Class B Shares," and together with the Class A Shares, the "Shares"), in each case, at a price per share between $63.00 and $73.00, net to the seller in cash, without interest. The tender offer is being made upon and subject to the terms and conditions set forth in the Offer to Purchase dated February 4, 2003 (the "Offer to Purchase"), and the related Letters of Transmittal (the "Letters of Transmittal"), which together as each may be amended or supplemented from time to time constitute the "Offer."

     This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letters of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein and not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is Brown-Forman Corporation, a Delaware corporation. The Company's principal executive offices are located at 850 Dixie Highway, Louisville, Kentucky 40210-1091 (mailing address: P.O. Box 1080, Louisville, Kentucky 40201-1080). Its telephone number is (502) 585-1100.

     (b) The class of equity securities to which this Schedule TO relates is Class A Common Stock, par value $.15 per share, and Class B Common Stock, par value $.15 per share, of the Company. The information set forth in the section of the Offer to Purchase captioned "11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

     (c) The information set forth in the section of the Offer to Purchase captioned "7. Price Range of Shares; Dividends" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This Tender Offer Statement is filed by the Company. The information set forth in the section of the Offer to Purchase captioned "10. Certain Information About Us" and "11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in the sections of the Offer to Purchase captioned "Summary Term Sheet", "1. Number of Shares; Proration", "2. Tenders by Holders of Fewer than 100 Shares", "3. How to Tender Shares", "4. Withdrawal Rights", "5. Purchase of Shares and Payment of Purchase Price", "6. Certain Conditions of the Offer", "14. Certain Federal Income Tax Consequences", "15. Extension of Offer; Termination; Amendments" and in the Letters of Transmittal is incorporated herein by reference.

     (b) The information set forth in the section of the Offer to Purchase captioned "11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) The information set forth in the section of the Offer to Purchase captioned "11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) and (b) The information set forth in the section of the Offer to Purchase captioned "8. Background and Purpose of the Offer" is incorporated herein by reference.

     (c) The information set forth in the section of the Offer to Purchase captioned "11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (b) and (d) The information set forth in the section of the Offer to Purchase captioned "9. Source and Amount of Funds" is incorporated herein by reference. Negotiations for further financing are currently in progress, and any final agreement reached will be filed as an amendment to this Schedule TO.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the section of the Offer to Purchase captioned "11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in the section of the Offer to Purchase captioned "16. Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     (a) The information set forth in the section of the Offer to Purchase captioned "10. Certain Information About Us" and the financial information included in Item 8 of the Company's Annual Report on Form 10-K for its fiscal year ended April 30, 2002, filed with the Securities and Exchange Commission (the "Commission") on July 26, 2002, and Part 1 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended October 31, 2002, filed with the Commission on December 11, 2002, is incorporated herein by reference. In accordance with Instruction 6 to Item 10 of Schedule TO, summary financial information is contained in the section of the Offer to Purchase captioned "10. Certain Information About Us."

     (b) The following pro forma information discloses the effect of the Offer on the Company's income statement, balance sheet and book value per share.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

                                          12 MONTHS ENDED 4/30/02                6 MONTHS ENDED 10/31/02
                                    ------------------------------------   ------------------------------------
                                                 AT MINIMUM   AT MAXIMUM                AT MINIMUM   AT MAXIMUM
                                                  ($63 PER     ($73 PER                  ($63 PER     ($73 PER
                                    HISTORICAL     SHARE)       SHARE)     HISTORICAL     SHARE)       SHARE)
                                    ----------   ----------   ----------   ----------   ----------   ----------
                                             (IN MILLIONS, EXCEPT PER SHARE DATA AND FINANCIAL RATIOS)
INCOME STATEMENT
Net Sales.........................    $2,208       $2,208       $2,208       $1,171       $1,171       $1,171
Cost of Goods Sold................     1,075        1,075        1,075          585          585          585
                                      ------       ------       ------       ------       ------       ------
Gross Profit......................     1,133        1,133        1,133          586          586          586
Advertising Expense...............       299          299          299          165          165          165
SG&A..............................       481          481          481          241          241          241
                                      ------       ------       ------       ------       ------       ------
Operating Income..................       353          353          353          181          181          181
Interest Expense, net(1)..........        (5)         (26)         (29)          (2)         (12)         (14)
                                      ------       ------       ------       ------       ------       ------
Pre-Tax Income....................       348          327          324          179          168          167
Taxes(2)..........................      (120)        (113)        (112)         (62)         (58)         (58)
                                      ------       ------       ------       ------       ------       ------
Net Income........................    $  228       $  214       $  212       $  117       $  110       $  109
                                      ======       ======       ======       ======       ======       ======
Weighted # of shares (diluted)....    68.484       60.184       60.184       68.592       60.292       60.292
EPS...............................    $ 3.33       $ 3.56       $ 3.52       $ 1.71       $ 1.83       $ 1.81
                                      ======       ======       ======       ======       ======       ======
Book Value Per Share..............    $19.14       $13.28       $11.90       $20.24       $14.45       $13.07
Ratio of Earnings To Fixed
  Charges.........................     18.9x         9.2x         8.6x        21.2x         9.9x         8.9x
BALANCE SHEET
ASSETS:
Cash and cash equivalents.........    $  116       $  116       $  116       $  136       $  136       $  136
Accounts Receivable...............       280          280          280          404          404          404
Inventories.......................       578          578          578          620          620          620
Other current assets..............        55           55           55           50           50           50
                                      ------       ------       ------       ------       ------       ------
Total Current Assets..............     1,029        1,029        1,029        1,211        1,211        1,211
PP&E, net.........................       437          437          437          446          446          446
Goodwill..........................       247          247          247          247          247          247
Other Assets......................       304          304          304          311          311          311
                                      ------       ------       ------       ------       ------       ------
Total Assets......................    $2,016       $2,016       $2,016       $2,215       $2,215       $2,215
                                      ======       ======       ======       ======       ======       ======
LIABILITIES:
Commercial Paper..................    $  167       $  167       $  167       $  259       $  259       $  259
Accounts Payable..................       296          296          296          325          325          325
Accrued taxes on income...........        32           32           32           49           49           49
                                      ------       ------       ------       ------       ------       ------
Total Current Liabilities.........       495          495          495          633          633          633
Long Term Debt....................        40          552          635           40          557          640
Deferred Income Taxes.............        58           58           58           36           36           36
Accrued Postretirement Benefits...        60           60           60           61           61           61
Other Liabilities.................        52           52           52           56           56           56
                                      ------       ------       ------       ------       ------       ------
Total Liabilities.................       705        1,217        1,300          827        1,344        1,427
Shareholders' Equity..............     1,311          799          716        1,388          871          788
Total Liabilities and
  Shareholders' Equity............    $2,016       $2,016       $2,016       $2,215       $2,215       $2,215
                                      ======       ======       ======       ======       ======       ======
Book Value Per Share..............    $19.14       $13.28       $11.90       $20.24       $14.45       $13.07

---------------
(1) The interest rates on borrowings to finance the Offer were assumed to be 4.0% for both the year ended April 30, 2002 and the six months ended October 31, 2002.

(2) The tax rate was assumed to be 34.5% for both the year ended April 30, 2002 and the six months ended October 31, 2002.

ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth in the sections of the Offer to Purchase captioned "11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "13. Certain Legal Matters; Regulatory and Foreign Approvals" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase and the related Letters of Transmittal is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1)(i)   Offer to Purchase dated February 4, 2003.
(a)(1)(ii)  (a) Letter of Transmittal, Class A Common Stock
            (b) Letter of Transmittal, Class B Common Stock
(a)(2)      Not Applicable.
(a)(3)      Not Applicable.
(a)(4)      Not Applicable.
(a)(5)      (a) Notice of Guaranteed Delivery, Class A Common Stock
            (b) Notice of Guaranteed Delivery, Class B Common Stock
            (c) Letter from Dealer Manager to Brokers
            (d) Letter from Brokers to Clients
            (e) Letter from Owsley Brown II to Shareholders
            (f) Press Release
            (g) Advertisement
(b) Under negotiation; this Schedule TO will be amended to incorporate any finalized credit agreement promptly after execution.
(d)         Not Applicable.
(g)         Not Applicable.
(h)         Not Applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BROWN-FORMAN CORPORATION

                                          By:
                                            ------------------------------------
                                            Name: Lawrence K. Probus
                                            Title:  Senior Vice President

Date: February 4, 2003

                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER    DESCRIPTION
 -------    -----------
(a)(1)(i)   Offer to Purchase dated February 4, 2003.
(a)(1)(ii)  (a) Letter of Transmittal, Class A Common Stock
            (b) Letter of Transmittal, Class B Common Stock
(a)(2)      Not Applicable.
(a)(3)      Not Applicable.
(a)(4)      Not Applicable.
(a)(5)      (a) Notice of Guaranteed Delivery, Class A Common Stock
            (b) Notice of Guaranteed Delivery, Class B Common Stock
            (c) Letter from Dealer Manager to Brokers
            (d) Letter from Brokers to Clients
            (e) Letter from Owsley Brown II to Shareholders
            (f) Press Release
            (g) Advertisement
(b)         Under negotiation; this Schedule TO will be amended to
            incorporate any finalized credit agreement promptly after
            execution.
(d)         Not Applicable.
(g)         Not Applicable.
(h)         Not Applicable.